                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                     Golden Books Family Entertainment, Inc.
                                (Name of Issuer)

                             Common Stock, par value
                         (Title of Class of Securities)

                                    380804104
                                 (CUSIP Number)

                               Reuben S. Leibowitz
                         E.M. Warburg Pincus & Co., Inc.
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               - with a copy to -

                            Laurence D. Weltman, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022


                                  March 1, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

--------------------------------------------------------------------------------
Check the following box if a fee is being paid with the statement  (A fee is not required only if the reporting person:  (1)
--------------------------------------------------------------------------------
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

-------------------                             -------------------------------
CUSIP No. 380804104                             Page    2     of   7   Pages
         ----------                                  --------    -----
-------------------                             -------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures, L.P.          I.D. # 13-3784037
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
            |_|
                                                                           (b)
            |X|
----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                WC
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                             |_|

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER
                                     0
                      --------- -----------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
       SHARES                        11,276,771
    BENEFICIALLY      --------- -----------------------------------------------
      OWNED BY           9      SOLE DISPOSITIVE POWER
        EACH                         0
     REPORTING        --------- -----------------------------------------------
       PERSON            10     SHARED DISPOSITIVE POWER
        WITH                         6,500,000
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 11,276,771
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* |_|

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 34.7%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
----------- -------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
               RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                                THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                              -------------------------------
CUSIP No 380804104                              Page    3     of    7   Pages
         ---------                                   --------    ------
------------------                              -------------------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.          I.D. # 13-6358475
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
            |_|
                                                                         (b)
            |X|

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                             |_|

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER
                                     0
                      --------- -----------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
       SHARES                        11,276,771
    BENEFICIALLY      --------- -----------------------------------------------
      OWNED BY           9      SOLE DISPOSITIVE POWER
        EACH
     REPORTING        --------- -----------------------------------------------
       PERSON            10     SHARED DISPOSITIVE POWER
        WITH                         6,500,000
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 11,276,771
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*    |_|
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 34.7%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- -------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                 ATTESTATION.

                                  SCHEDULE 13D

------------------                              -------------------------------
CUSIP No 380804104                              Page    4     of   7   Pages
         ---------                                   --------    -----
------------------                              -------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Golden Press Holding, L.L.C.
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
            |_|
                                                                          (b)
            |X|

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                WC
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                             |_|

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER
                                     0
                      --------- -----------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
       SHARES                        11,276,771
    BENEFICIALLY      --------- -----------------------------------------------
      OWNED BY           9      SOLE DISPOSITIVE POWER
        EACH
     REPORTING        --------- -----------------------------------------------
       PERSON            10     SHARED DISPOSITIVE POWER
        WITH                         6,500,000
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 11,276,771
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*            |_|
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 34.7%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- -------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                 ATTESTATION.

                                  SCHEDULE 13D

-------------------                              ------------------------------
CUSIP No. 380804104                              Page    5     of    7    Pages
          ---------                                   --------    -------
-------------------                              ------------------------------

----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Co., LLC          I.D. # 13-3536050
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
            |_|
                                                                         (b)
            |X|

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                             |_|

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                     0
     NUMBER OF        --------- -----------------------------------------------
       SHARES            8      SHARED VOTING POWER
    BENEFICIALLY                     11,276,771
      OWNED BY        --------- -----------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         --------- -----------------------------------------------
        WITH             10     SHARED DISPOSITIVE POWER
                                     6,500,000
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 11,276,771
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                |_|

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 34.7%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- -------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING   EXHIBITS)  OF  THE   SCHEDULE,   AND  THE  SIGNATURE
                                 ATTESTATION.

         This Amendment No. 2 amends the Schedule 13D filed by the Reporting Entities on February 13, 1996, as amended by Amendment No. 1 filed by the Reporting Entities on May 16, 1996 (together, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Golden Books Family Entertainment, Inc., a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

         Introductory Note.

         The Reporting Entities are hereby reporting a change in their beneficial ownership percentage of the Common Stock caused by the receipt by GP Holding of dividends of Common Stock received or to be received by GP Holding on February 1, 1997 and May 1, 1997. As a result of such transactions, the percentage of Common Stock that may be deemed to be beneficially owned by the Reporting Entities decreased from 37.3% to 34.7%.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended by deleting  subparagraphs
(a) and (b) therein and replacing them with the following:

          (a) and (b). GP Holding may be deemed to beneficially own the 3,996,771 shares of Common Stock to which the Irrevocable Proxies relate. This number is expected to decrease, as such shares are entitled to be transferred to third parties pursuant to the terms of the Irrevocable Proxies. Each of the Reporting Entities may be deemed to share the power to vote or direct the voting of such shares and therefore to beneficially own such shares. To the knowledge of the Reporting Entities, the power to direct the disposition of such shares is held by Richard Bernstein and certain of his affiliates. GP Holding may also be deemed to beneficially own the 6,500,000 shares of Common Stock issuable upon conversion of the Preferred Shares. Each of the Reporting Entities may be deemed to share the power to vote and dispose of such shares and therefore to beneficially own such shares. Based on the 25,339,743 shares of Common Stock outstanding on September 13, 1996 (as reported by the Company in its Quarterly Report on Form 10-Q dated September 16, 1996 and treating as outstanding the shares of Common Stock issuable upon conversion of the Preferred Shares), the Reporting Entities beneficially own approximately 34.7% of the voting power relating to the Common Stock. In addition, GP Holding is entitled to receive 780,000 shares of Common Stock annually as a dividend on the Preferred Shares through May 8, 2000, subject to adjustment, as described in
Item 6.  Pursuant  thereto,  GP Holding  received such a dividend on February 1,
1997.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 1997


                                            GOLDEN PRESS HOLDING, L.L.C.

                                            By:      Warburg, Pincus Ventures,
                                                     L.P., Member

                                            By:      Warburg, Pincus & Co.,
                                                     General Partner


                                            By: /s/ Stephen M. Distler
                                               Name:  Stephen M. Distler
                                               Title: Partner


                                            WARBURG, PINCUS VENTURES, L.P.

                                            By:      Warburg, Pincus & Co.,
                                                     General Partner


                                            By: /s/ Stephen M. Distler
                                            Name:  Stephen M. Distler
                                            Title: Partner


                                            WARBURG, PINCUS & CO.


                                            By: /s/ Stephen M. Distler
                                            Name:  Stephen M. Distler
                                            Title: Partner


                                            E.M. WARBURG, PINCUS & CO., LLC


                                            By: /s/ Stephen M. Distler
                                            Name:  Stephen M. Distler
                                            Title: Managing Director

                                                                      SCHEDULE I

          Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                                 General Partners of WP

                                 Present Principal Occupation in Addition to
                                 Position with WP, and Positions with the
Name                             Reporting Entities


Susan Black                      Managing Director and Member, EMW

Christopher W. Brody             Managing Director and Member, EMW

Harold Brown                     Senior Managing Director and  Member, EMW

Errol M. Cook                    Managing Director and Member, EMW

W. Bowman Cutter                 Managing Director and Member, EMW

Elizabeth B. Dater               Managing Director and Member, EMW

Stephen Distler                  Managing Director, Member and Treasurer, EMW

Louis G. Elson                   Managing Director and Member, EMW

Harold W. Ehrlich                Managing Director and Member, EMW

John L. Furth                    Vice Chairman of the Board and Member, EMW

Stewart K.P. Gross               Managing Director and Member, EMW

Patrick T. Hackett               Managing Director and Member, EMW

Jeffrey A. Harris                Managing Director and Member, EMW

Robert S. Hillas                 Managing Director and Member, EMW

A. Michael Hoffman               Managing Director and Member, EMW

William H. Janeway               Managing Director and Member, EMW

Douglas M. Karp                  Managing Director and Member, EMW

Charles R. Kaye                  Managing Director and Member, EMW

Henry Kressel                    Managing Director and Member, EMW

Joseph P. Landy                  Managing Director and Member, EMW

Sidney Lapidus                   Managing Director and Member, EMW

Kewsong Lee                      Managing Director and Member, EMW

Reuben S. Leibowitz              Managing Director and Member, EMW

Brady T. Lipp                    Managing Director and Member, EMW

Stephen J. Lurito                Managing Director and Member, EMW

Spencer S. Marsh III             Managing Director and Member, EMW

Lynn C. Martin                   Managing Director and Member, EMW

Edward J. McKinley               Managing Director and Member, EMW

Rodman W. Moorhead III           Senior Managing Director and Member, EMW

Howard H. Newman                 Managing Director and Member, EMW

Gary D. Nusbaum                  Managing Director and Member, EMW


Anthony G. Orphanos              Managing Director and Member, EMW

Dalip Pathak                     Managing Director and Member, EMW

Daphine D. Philpson              Managing Director and Member, EMW

Lionel I. Pincus                 Chairman of the Board, CEO, and Managing
                                 Member, EMW; and Managing Partner, Pincus & Co.

Eugene L. Podsiadlo              Managing Director and Member, EMW

Ernest H. Pomerantz              Managing Director and Member, EMW

Brian S. Posner                  Managing Director and Member, EMW

Arnold M. Reichman               Managing Director and Member, EMW

Roger Reinlieb                   Managing Director and Member, EMW

John D. Santoleri                Managing Director and Member, EMW

Sheila N. Scott                  Managing Director and Member, EMW

Peter Stalker III                Managing Director and Member, EMW

David A. Tanner                  Managing Director and Member, EMW

James E. Thomas                  Managing Director and Member, EMW

John L. Vogelstein               Vice Chairman of the Board and Member, EMW

Elizabeth H. Weatherman          Managing Director and Member, EMW

Joanne R. Wenig                  Managing Director and Member, EMW

George U. Wyper                  Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**




* New York limited partnership; its primary activity is ownership in WP and EMW.
** New York limited partnership; its primary activity is ownership in WP.

                             Members of EMW

                             Present Principal Occupation in Addition to
                             Position with EMW, and Positions with the Reporting Entities
Name

Susan Black                  Partner, WP

Christopher W. Brody         Partner, WP

Harold Brown                 Partner, WP

Dale C. Christensen(1)

Errol M. Cook                Partner, WP

W. Bowman Cutter             Partner, WP

Elizabeth B. Dater           Partner, WP

Stephen Distler              Partner, WP

P. Nicholas Edwards(2)       Partner, WP

Harold W. Ehrlich            Partner, WP

Louis G. Elson               Partner, WP

John L. Furth                Partner, WP

Stewart K.P. Gross           Partner, WP

Patrick T. Hackett           Partner, WP

Jeffrey A. Harris            Partner, WP

Robert S. Hillas             Partner, WP

A. Michael Hoffman           Partner, WP

William H. Janeway           Partner, WP

Douglas M. Karp              Partner, WP

Charles R. Kaye              Partner, WP

Richard H. King(2)

Henry Kressel                Partner, WP

Joseph P. Landy              Partner, WP

Sidney Lapidus               Partner, WP

Kewsong Lee                  Partner, WP

Reuben S. Leibowitz          Partner, WP

Brady T. Lipp                Partner, WP

Stephen J. Lurito            Partner, WP

Spencer S. Marsh III         Partner, WP

Lynn C. Martin               Partner, WP

Edward J. McKinley           Partner, WP

Rodman W. Moorhead III       Partner, WP

Howard H. Newman             Partner, WP

Gary D. Nusbaum              Partner, WP

Anthony G. Orphanos          Partner, WP

Dalip Pathak                 Partner, WP

Philip C. Percival(2)

Daphine D. Philipson         Partner, WP

Lionel I. Pincus             Managing Partner, WP; Chairman of the Board and
                             CEO, EMW; Managing Partner, Pincus & Co.

Eugene L. Podsiadlo          Partner, WP

Ernest H. Pomerantz          Partner, WP

Brian S. Posner              Partner, WP

Arnold M. Reichman           Partner, WP

Roger Reinlieb               Partner, WP

John D. Santoleri            Partner, WP

Sheila N. Scott              Partner, WP

Dominic H. Shorthouse(2)

Peter Stalker III            Partner, WP

Chang Q. Sun(3)

David A. Tanner              Partner, WP

James E. Thomas              Partner, WP

John L. Vogelstein           Partner, WP

Elizabeth H. Weathermen      Partner, WP

Joanne R. Wenig              Partner, WP

George U. Wyper              Partner, WP

Pincus & Co.*








(1) Citizen of Canada

(2) Citizen of United Kingdom

(3) Citizen of People's Republic of China

*   New York limited partnership; its primary activity is ownership in WP.